ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 21, 2018

Enerplus Announces Upcoming Normal Course Issuer Bid

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX and NYSE: ERF) announces acceptance by the Toronto Stock Exchange (the "TSX") of a Notice of Intention to Make a Normal Course Issuer Bid (the "Bid").

Pursuant to the Bid, Enerplus proposes to purchase through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, from time to time over the next 12 months, if considered advisable, up to 17,095,598 common shares, being 7% of public float of Enerplus (within the meaning under the TSX rules) as of March 15, 2018.

Enerplus believes that, from time to time, the market price of its common shares trade in a price range that does not adequately reflect their underlying value. Accordingly, Enerplus has concluded that the repurchase of common shares for cancellation may represent an attractive investment that will increase the proportionate interest in the Company of, and be advantageous to, all of the Company's remaining shareholders.

"Our fully funded capital plans are expected to drive competitive crude oil production and cash flow growth over the next several years," said Ian C. Dundas, President and Chief Executive Officer. "In addition, our balance sheet remains among the strongest in the North American peer group, having ended 2017 with a net debt to adjusted funds flow ratio of 0.6 times. With our significant liquidity, including $347 million of cash on our balance sheet at December 31, 2017, and strong growth outlook, we believe repurchasing common shares may represent a compelling capital allocation opportunity."

The Bid will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Enerplus' common shares on the applicable exchange. Subject to exceptions for block purchases, Enerplus will limit daily purchases of common shares on the TSX in connection with the Bid to no more than 25% (317,274 common shares) of the average daily trading volume of the common shares on the TSX (1,269,098 common shares) during any trading day. Common shares purchased under the Bid will be cancelled.

Enerplus is authorized to make purchases during the period of March 26, 2018 to March 25, 2019 or until such earlier time as the Bid is completed or terminated at the option of Enerplus. Purchases under the Bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order.

Enerplus intends to enter into an automatic purchase plan with a broker which will enable Enerplus to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management's discretion.

About Enerplus

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" within the meaning of applicable U.S. securities legislation (collectively, the "forward-looking statements"). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, Enerplus' intention to commence a Bid and the timing, methods and quantity of any purchases of common shares under the Bid.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the availability of cash for repurchases of common shares under the Bid, the existence of alternative uses for Enerplus' cash resources and compliance with applicable laws and regulations pertaining to a Bid. Although Enerplus believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, and other risk factors detailed from time to time in Enerplus reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Non-GAAP Measures

In this press release, Enerplus uses the term "net debt to adjusted funds flow" as a measure to analyze leverage and liquidity. "Adjusted funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Net debt to adjusted funds flow" is calculated as total debt net of cash, including restricted cash, divided by adjusted funds flow. This measure is not recognized by U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, this measure, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of this measure to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about this measure, see disclosure under "Non-GAAP Measures" in Enerplus' Management's Discussion & Analysis for the year ended December 31, 2017.

For further information, please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation